# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Trevi Therapeutics, Inc., CIK 0001563880
CUSIP: 89532M101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 195 Church Street, 16th Floor, New Haven, Connecticut (CT), 06510
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001072613-19-000201
Filed by CIK 0001694560
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,125,132; sole dispositive power 0; shared dispositive power 14,125,132; aggregate amount beneficially owned 14,125,132 (11.3% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,074,080; sole dispositive power 0; shared dispositive power 15,074,080; aggregate amount beneficially owned 15,074,080 (12% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Trevi Therapeutics, Inc.
Address of issuer's principal executive offices: 195 Church Street, 16th Floor, New Haven, Connecticut (CT), 06510
Comment:
This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 20, 2019 (the "Schedule 13D"), Amendment No. 1 thereto filed on April 16, 2020 ("Amendment No. 1"), Amendment No. 2 thereto filed on November 2, 2021 ("Amendment No. 2"), Amendment No. 3 thereto filed on April 25, 2022 ("Amendment No. 3"), Amendment No. 4 thereto filed on May 21, 2024 ("Amendment No. 4"), Amendment No. 5 thereto filed on November 8, 2024 ("Amendment No. 5") and Amendment No. 6 thereto filed on March 20, 2025 ("Amendment No. 6"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto).

This Amendment No. 7 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 16, L.P. ("NEA 16") and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and together with NEA 16, the "Funds"); NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE" and together with NEA Partners 16, the "GPLPs"), which is the sole general partner of NEA 18 VGE; NEA 16 GP, LLC ("NEA 16 LLC"), which is the sole general partner of NEA Partners 16; and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and together with NEA 16 LLC, the "GP LLCs"), which is the sole general partner of NEA Partners 18 VGE; Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Scott D. Sandell ("Sandell") and Paul Walker ("Walker") (together, the "Managers").

Behbahani, Chang, Florence, Makhzoumi, Sandell and Walker (the "Plural Managers") are managers of NEA 16 LLC and NEA 18 VGE LLC. Baskett is a manager of NEA 16 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons" and the GPLPs and the GP LLCs are referred to herein as the "Control Entities."
Residence or business address: The address of the principal business office of each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 16 and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, NEA 16, NEA 18 VGE and a number of affiliated partnerships with similar businesses, as applicable.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 16 LLC and NEA 18 VGE LLC are each a limited liability company organized under the laws of the State of Delaware. NEA 16, NEA 18 VGE, NEA Partners 16 and NEA Partners 18 VGE are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired the Firm Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer, including shares that may be acquired upon exercise of the NEA 16 Warrants prior to expiration. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 11, 2025, NEA 16 is the record owner of 10,421,428 shares of Common Stock and may be deemed to beneficially hold 3,703,704 shares of Common Stock underlying the NEA 16 Warrants (collectively, the "NEA 16 Shares"). As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 18 VGE is the record owner of 948,948 shares of Common Stock (the "NEA 18 VGE Shares"). As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares. The NEA 16 Shares and the NEA 18 VGE Shares are referred to herein as the "Firm Shares."

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 16 LLC and NEA 18 VGE LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As an individual manager of NEA 16 LLC, Baskett may be deemed to own beneficially the NEA 16 Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated for each Reporting Person based on 125,480,559 shares of Common Stock, which include (i) the 121,776,855 shares of Common Stock reported by the Issuer to be outstanding as of July 31, 2025 on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025 and (ii) the NEA 16 Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934 as amended.

## Signatures
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (08/11/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (08/11/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (08/11/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (08/11/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (08/11/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (08/11/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (08/11/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (08/11/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (08/11/2025)
Comment: This Amendment No. 7 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.